Exhibit 99.8

Blue Moon Metals Inc. (the “Issuer”)

Request for Financial Statements

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis (“MD&A”) and/or annual financial statements and MD&A. If you wish to receive these documents by mail or email, please return this completed form to:

Blue Moon Metals Inc.

c/o Odyssey Trust Company

3 50 – 409 Granville St

Vancouver, BC V6C 1T2

Canada

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

SHAREHOLDER REGISTRATION (Please provide the name in which your shares are currently registered)

Street Address

City	Province/State	Postal/Zip Code

Country (if not Canada or the USA)	Email Address

Please send me the following:
Mail	Email

☐	☐	Annual Financial Statements with MD&A
(Mark this box if you would like to receive the Annual Financial Statements and related MD&A)
☐	☐	Interim Financial Statements with MD&A
(Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Issuer, and as such, request that my name be placed on the Issuer’s Mailing List in respect to its annual and/or interim financial statements and MD&A for the current financial year. If I have provided my email address above, I hereby consent to its use for the delivery by the Issuer or its agent of annual and/or interim financial statements by email.

SIGNED:		DATE:
(Signature of Shareholder)

PRIVACY NOTICE: At Odyssey Trust Company, we take your privacy seriously. In the course of providing services to you we receive non-public, personal information about you. We receive this information through transactions we perform for you and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, stock/unit ownership information and other financial information. With respect to both to current and former securityholders, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com or you may request a copy in writing to Chief Privacy Officer, 350 – 409 Granville St, Vancouver, BC V6C 1T2.